EXHIBIT 99(a)(1)(i)

OSG

OVERSEAS SHIPHOLDING GROUP, INC.	PRESS RELEASE

FOR IMMEDIATE RELEASE

OVERSEAS SHIPHOLDING GROUP, INC.

PROPOSES TO ACQUIRE REMAINING PUBLIC STAKE IN OSG AMERICA L.P.

Proposed Price of $8.00 in Cash per Common Unit

New York – July 29, 2009 – Overseas Shipholding Group, Inc. (NYSE: OSG), a market leader in providing energy transportation services, today announced that it intends to initiate a tender offer for all of the outstanding publicly held common units of OSG America L.P. (OSG America or the Partnership; NYSE: OSP) for $8.00 per unit in cash. The offer price represents a premium of approximately 12.7% over the closing price of the units on July 29, 2009, and a premium of approximately 11.1% above the average closing price of the units for the preceding 90 trading days. The tender offer, expected to commence in late August, will be conditioned upon, among other things, more than 4,003,166 common units being tendered such that OSG would thereupon own at least 80% of the outstanding common units of OSG America. Following the completion of the tender offer, OSG expects to acquire any remaining units not tendered through the exercise of a repurchase right contained in OSG America’s partnership agreement. OSG and its affiliates currently own approximately 53.3% of the outstanding common units, 100% of the outstanding subordinated units and a 2% general partner interest, representing in the aggregate approximately 77.1% of the outstanding equity of OSG America.

Morten Arntzen, President and CEO said, “While we continue to believe that OSG America can generate attractive long-term returns, recent adverse changes in the outlook for the Jones Act market have created significant near- and medium-term challenges for OSG America’s business. As a result of these deteriorating market conditions, we expect OSG America’s distributable cash flow generated in the second half of 2009 through 2010 to be materially below that required to fund its minimum quarterly distribution. While the Partnership’s distribution policy is established by its Board of Directors, we believe that the Partnership will be unable to continue its current levels of distributions to common unitholders in this challenging market environment. Furthermore, vessel cancellations, delivery delays and tighter credit and equity market conditions have diminished OSG America’s fleet growth and expansion opportunities, which were central to the investment story at its initial public offering. In light of these difficult circumstances, we believe that our offer to acquire the public units of OSG America represents an attractive opportunity for unitholders to realize value for their units at a significant premium to the recent unit price.”

The tender offer will not be conditioned on financing. Offering materials will be mailed to OSG America unitholders in late August, and OSG will file all necessary information with the Securities and Exchange Commission. Under applicable law, the Partnership will be required to file with the SEC a statement as to its position on the offer as well as other required information within 10 business days after the date on which the offer is commenced.

OSG has advised a committee of independent directors of OSG America LLC’s board of directors of its plans for the tender offer in a letter sent today, a copy of which appears below. BofA Merrill Lynch and Evercore Partners are acting as financial advisors to OSG in connection with the offer. Simpson Thacher & Bartlett LLP is acting as legal counsel to OSG.

NOTICE FOR OSP UNITHOLDERS

OSG America unitholders and other interested parties are urged to read OSG’s tender offer statement and other relevant documents when they become available because they will contain important information. OSG America unitholders will be able to review such documents free of charge at the SEC’s web site, www.sec.gov, or from OSG’s web site, www.osg.com.

Full Text of Letter Sent to the Independent Directors of OSG America LLC

July 29, 2009

Conflicts Committee of the Board of Directors

OSG America LLC

666 Third Avenue

New York, New York 10017

Ladies and Gentlemen:

We are pleased to advise you that we intend to offer to acquire all of the outstanding common units of OSG America L.P. (OSP) that we do not currently own at a price per unit of $8.00 in cash. This offer represents a premium of approximately 12.7% over the closing price of the units on July 29, 2009, and a premium of approximately 11.1% over the average closing price of the units for the preceding 90 trading days.

The tender offer will be conditioned upon, among other things, the tender of more than 4,003,166 common units, which is a majority of the units of OSP not owned by OSG and its affiliates. We expect that any units not acquired in the tender offer would thereafter be acquired by us through the exercise of our right to acquire any remaining units pursuant to Section 15.01 of the OSP limited partnership agreement. If we exercise this right, we will mail to each holder of units who did not tender their units in the tender offer a notice of our election to purchase their units and such holder will receive, for each unit, the price provided for in the OSG Partnership Agreement, which price is expected to be $8.00 cash per unit.

We believe that our offer to acquire the public units of OSP represents an attractive opportunity for OSP unitholders to realize the value of their units at a significant premium to the recent unit price. There will be no financing contingency associated with the tender offer.

We remain committed to the long term operation and ownership of our U.S. Flag business. Consequently, we have no interest in selling our significant stake in OSP to a third party.

Although our offer will not be conditioned upon approval by the Conflicts Committee, OSG understands that the Conflicts Committee will carefully consider OSG’s proposal and will make its recommendation to unitholders in a timely manner. Inasmuch as we intend to initiate our tender offer in late August, the Conflicts Committee will have sufficient time to consult its own legal and financial advisors (we understand you have selected Jones Day and Lazard) and undertake a thorough analysis.

A copy of the press release announcing the tender offer is enclosed for your information. We expect to make this release public later today. Please call me if you have any questions.

Sincerely yours,

Morten Arntzen

President and CEO

OVERSEAS SHIPHOLDING GROUP, INC.

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About OSG

Overseas Shipholding Group, Inc. (NYSE: OSG), a Dow Jones Transportation Index company, is one of the largest publicly traded tanker companies in the world. As a market leader in global energy transportation services for crude oil, petroleum products and gas in the U.S. and International Flag markets, OSG is committed to setting high standards of excellence for its quality, safety and environmental programs. OSG is recognized as one of the world’s most customer-focused marine transportation companies and is headquartered in New York City, NY. More information is available at www.osg.com.

Forward-Looking Statements

This press release contains forward-looking statements regarding the prospects of OSG and OSG America, including the outlook for tanker and articulated tug barge markets, the projected distributable cash flow of OSG America for the balance of 2009 and for 2010, the payment of cash distributions by OSG America, timely delivery of newbuildings in accordance with contractual terms and the forecast of U.S. economic activity and U.S. oil demand. These statements are based on certain assumptions made by OSG based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond the control of OSG, which may cause actual results to differ materially from those implied or expressed by the forward-look statements. Factors, risks and uncertainties that could cause actual results to differ from the expectations reflected in these forward-looking statements are described in the OSG’s Annual Report for 2008 on Form 10-K and those risks discussed in other reports OSG files with the Securities and Exchange Commission.

Contact

Jennifer L. Schlueter, Vice President Investor Relations & Corporate Communications OSG Ship Management, Inc., at +1 212-578-1699.